Mail Stop 4561

March 21, 2008

Mark Buckrey
Chief Financial Officer
Sten Corporation
10275 Wayzata Blvd., Suite 310
Minnetonka, MN 55305

> **Re:**   **Sten Corporation**
> **Form 10-KSB for Fiscal Year Ended**
> **September 30, 2007**
> **Filed December 31, 2007**
> **File No. 000-18785**

Dear Mr. Buckrey:

We have reviewed your response dated March 17, 2008 and have the following comments.

Form 10-KSB for the Fiscal Year ended September 30, 2007

Management's Discussion and Analysis, page 15

1.   We have reviewed your response to comment 1 of our letter dated March 10, 2008. Again, please provide us an in depth discussion of the receivables reported on your current balance sheet and their credit quality and loss histories. Include an aging of the receivables and a roll forward of your allowance for loan loss account.

Financial Statements

Note 9 - Long-Term Debt, page F-16

2.   We have reviewed your response to comment 3 of our letter dated March 10, 2008. Please tell us the exact nature of the note marketing costs and annual costs and why you believe these costs should be capitalized as part of debt issuance costs. Also, explain to us why you are amortizing these costs to selling, general and administrative expense rather than to interest expense. Provide us with any guidance you relied on to support your presentation.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Don Walker
Senior Assistant Chief Accountant